Exhibit 99.1

STEAKHOLDER FOODS LTD

Steakholder Foods Ltd.

Unaudited Condensed Consolidated Interim Financial Statements As At June 30, 2026

STEAKHOLDER FOODS LTD

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,056	3,087
Marketable securities	-	14
Restricted deposits	34	201
Inventory	67	-
Prepaid expenses and other current assets	442	388

Total current assets	1,599	3,690

NON-CURRENT ASSETS:
Restricted deposits	29	27
Long-term receivables	-	10
Right-of-use asset	83	-
Property and equipment, net	1,436	1,566

Total non-current assets	1,548	1,603

Total Assets	3,147	5,293

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payables and accruals	737	778
Other liabilities	47	77
Trade payables	5	39
Current lease liability	88	-

Total current liabilities	877	894

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY
Ordinary shares – no par value, Authorized 50,000,000,000 shares. Issued and outstanding 7,794,516,659 and 5,438,836,659 at June 30, 2026 and December 31, 2025, respectively	-	-
Additional paid-in capital	95,507	94,343
Accumulated deficit	(93,237)	(89,944)

Total shareholders’ equity	2,270	4,399

Total liabilities and shareholders’ equity	3,147	5,293

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2026	2025

Revenue	-	-
Cost of goods sold	264	-
Gross loss	264	-

Research and development	844	1,158
Marketing	590	363
General and administrative	1,626	1,924

Total operating loss	3,324	3,445

Financial expenses (income), net	(38)	193
Other expenses	7	206

Total comprehensive loss	3,293	3,844

Net loss per share– basic and diluted	0.0005	0.0071
Weighted average shares outstanding – basic and diluted	6,780,167,748	544,608,702

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands (except per share data)

	Ordinary Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Value(*)	Capital	deficit	Equity
Balance as of December 31, 2025	5,438,836,659	-	94,343	(89,944)	4,399

Share-based compensation	580,744,000	-	72	-	72
Issuance of shares, net	88,460,000	-	52	-	52
Issuance of shares according to the ATMOA	320,768,000	-	101	-	101
Issuance and exercise of warrants, net	1,365,708,000	-	939	-	939
Net loss for the period	-	-	-	(3,293)	(3,293)
Balance as of June 30, 2026	7,794,516,659	-	95,507	(93,237)	2,270

(*)	No par value

	Ordinary Shares		Receivables on account	Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Value(*)	of shares	Capital	deficit	Equity
Balance as of December 31, 2024	349,603,759	-	-	82,744	(78,697)	4,047

Share-based compensation	20,645,500	-	-	184	-	184
Issuance of shares and warrants, net	527,987,700	-	(122)	3,686	-	3,564
Issuance of shares according to the ATMOA	17,467,200	-	-	160	-	160
Net loss for the period	-	-	-	-	(3,844)	(3,844)
Balance as of June 30, 2025	915,704,159	-	(122)	86,774	(82,541)	4,111

(*)	No par value

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025
Cash flows from operating activities:

Net Loss	(3,293)	(3,844)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	167	481
Change in fair value of marketable securities (including related parties)	(3)	36
Reduction in the carrying amount of right of use assets	36	2,788
Change in operating lease liabilities	(36)	(2,480)
Change in inventory	(67)	-
Share-based compensation	72	184
Loss on Disposal of Fixed Assets	-	3
Decrease ( increase) in prepaid expenses and other current assets	(29)	176
Foreign exchange gain or losses	16	46
Non-cash finance expenses	-	160
decrease in trade payables	(36)	(4)
Decrease in other liabilities	(37)	(97)
Interest income	-	(7)
Interest expenses	-	4
Decrease in accounts payables and accruals	(95)	(261)

Net cash used in operating activities	(3,305)	(2,815)

Cash flows from investing activities:

Acquisition of fixed assets	(37)	(74)
Decrease in restricted deposits	157	312
Proceeds from realization of property and equipment	-	22
Investment in convertible loan	-	(1,740)
Investment in marketable securities	17	22

Net cash provided by (used in) investing activities	137	(1,458)

Cash flows from financing activities:

Proceeds from issuance of shares and warrants	156	3,677
Issuance costs	(179)	(183)
Proceeds from issuance and exercise of warrants	1,115	-
Proceeds from convertible loans	-	870
Net cash provided by financing activities	1,092	4,364

Effect of exchange rate changes on cash and cash equivalents	45	26
(Decrease) Increase in cash and cash equivalents	(2,031)	117

Cash and cash equivalents, beginning of the year	3,087	1,260
Cash and cash equivalents end of the period	1,056	1,377

Supplemental disclosure of cash flow information:
Right-of-use asset recognized with corresponding lease liability	119	-
Non-cash Issuance costs	-	5
Receivables on account of shares	-	122

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

STEAKHOLDER FOODS LTD

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – GENERAL

a.	Steakholder Foods Ltd. (formerly Ophectra Real Estate and Investments Ltd., Meat-Tech 3D Ltd. and MeaTech 3D Ltd.) (the “Company”) was incorporated in Israel on July 22, 1992 as a private company limited by shares in accordance with the Companies Ordinance, 1983, and later a publicly-traded company whose ordinary shares were listed for trade on the Tel Aviv Stock Exchange (TASE). In March 2021, the Company completed an initial public offering on the Nasdaq Capital Market (Nasdaq), listing American Depositary Shares (ADSs), each currently representing twelve thousand (12,000) ordinary shares of no par value (for details of a ratio change in 2026 and its effect on the presentation of amounts and purchase/exercise prices of ADSs, see Note 3A below), for trade, and later voluntarily de-listed its ordinary shares from the TASE. The Company’s official address is 22 Einstein St., Ness Ziona, Israel.

b.	Since its inception, the Company has incurred significant losses and negative cash flows from operations and as of June 30, 2026, has an accumulated deficit of USD 93,237 thousand. The Company has financed its operations mainly through fundraising from various investors. The Company’s management expects that the Company may continue to generate losses and negative cash flows from operations for the foreseeable future. In considering the Company’s expected cash usage, the Company’s cash balance as of June 30, 2026, and as of the date of approval of the financial statements is not sufficient to continue the Company’s operations for at least 12 months, which raises substantial doubt about the Company’s ability to continue as a going concern.

In order to continue the Company’s operations, including research and development and sales and marketing, the Company is considering financing from various sources, including capital inflows from strategic partnerships or additional investment funding (See also Note 3 and Note 12). There is no assurance that the Company will be successful in obtaining the level of financing necessary to finance its operations. If the Company is unsuccessful in securing sufficient financing, it may need to cease operations. The condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

c.	In October 2023, Israel was attacked by a terrorist organization and entered a state of war. On February 28, 2026, a military operation designated as “Operation Roaring Lion” began, involving coordinated strikes by Israeli and United States forces against targets in Iran. In response, attacks were launched toward Israel and other countries in the region, including rocket fire directed at Israeli civilian areas. Hezbollah in Lebanon also joined the conflict and launched rockets toward Israel, and the Israel Defense Forces carried out strikes against Hezbollah targets in Lebanon. These developments affected economic activity in Israel, including the declaration of a state of emergency, disruptions to business operations and large-scale reserve mobilizations. Subsequently, a ceasefire was announced between the parties; however, the situation remains uncertain, and there can be no assurance that the ceasefire will be sustained. During the six months ended June 30, 2026, the impact of this war on the Company’s results of operations and financial condition was immaterial, however such impact may increase, and even become material, as a result of the continuation, escalation or expansion of such war. As of the date of the financial statements, the Company cannot reasonably estimate the potential impact of these events (which may include difficulties in raising funds and establishing new collaborations with foreign companies) on its business, financial position, or results of operations, and management continues to monitor developments.

STEAKHOLDER FOODS LTD

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation:

The condensed consolidated financial interim statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and do not include all of the information required for full annual financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s 2025 annual audited consolidated financial statements and footnotes, which were filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.

The results of operations for the six months ended June 30, 2026 shown in these financial statements are not necessarily indicative of the results to be expected for the full year ending December 31, 2026.

B.	Use of Estimates

The preparation of condensed consolidated interim financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. The accounting and measurement estimates that require management’s subjective judgments include, but are not limited to, those related to share-based compensation, inventory write-down, and the fair value measurement of financial instrument at each reporting period. The Company evaluates its estimates and judgments on an ongoing basis and revises them when necessary. Actual results may differ from the original or revised estimates.

C.	Inventory

The Company’s inventory consists of raw materials and finished goods.

Inventories are stated at the lower of cost or net realizable value, cost is determined using the first-in, first-out (FIFO) method and includes purchase costs and, where applicable, production costs incurred in bringing the inventory to its present location and condition.

Net realizable value represents the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and delivery costs.

D.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted deposits and marketable securities.

For cash and cash equivalents and restricted deposits, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the consolidated balance sheets exceed government-insured limits. The Company maintains its cash and cash equivalents and restricted deposits with financial institutions that management believes is of high credit quality and has not experienced any losses on these accounts.

E.	Significant accounting policies

The accounting policies applied in these interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statement for the year ended December 31, 2025 except as detailed above.

STEAKHOLDER FOODS LTD

NOTE 3 – SHAREHOLDERS’ EQUITY

A.	On July 27, 2026, the Company effected an adjustment to the ratio of ordinary shares to ADSs at a ratio of 3:1, such that after the ratio adjustment was affected, every 3 ADSs were consolidated into 1 ADS and each ADS now represents twelve thousand (12,000) ordinary shares, instead of four thousand (4,000) ordinary shares prior to the ratio adjustment. All share and per share amounts, and exercise prices of stock options, warrants, and pre-funded warrants, if applicable, in the condensed consolidated interim financial statements and notes thereto have been adjusted for all periods presented to give effect to this adjustment to the ratio of ordinary shares to ADSs.

B.	From January 1, 2026 through June 30, 2026, the Company sold 7,372 ADSs under its At-the-Market offering, generating gross proceed of approximately $0.054 million and net proceed of approximately $0.052.

C.	On June 1, 2026, the Company entered into inducement offer letters with certain holders of existing warrants to exercise their warrants. The total immediate gross proceeds were approximately $1.1 million, and net proceeds were approximately $0.94 million. Pursuant to these agreements, the holders exercised 297,618 ADS warrants at a reduced exercise price of $3.75 per ADS. As consideration, the Company issued new warrants to purchase up to an aggregate of 595,236 ADSs at an exercise price of $3.75 per ADS, including Series C warrants exercisable through June 22, 2031 and Series D warrants exercisable through December 22, 2027, classified as equity. Underwriting discounts and other offering expenses totaled approximately $177 thousand. Due to beneficial ownership limitation provisions in the inducement letter, only 56,000 exercised warrants were immediately exercised into ADSs, while the remaining 241,618 ADSs were placed in abeyance for the benefit of the Holder until receipt of notice from the latter that the ADSs may be issued in compliance with such limitation. As of the balance sheet date, 57,809 shares in abeyance were called by the holder.

In accordance with ASU 2021-04, the modification of the equity-classified warrants was accounted for as issuance costs of the equity instruments issued.

As part of the warrant exercise and new warrant allocation, the Company issued Underwriter Warrants, classified as equity, to purchase 20,833 ADSs. The Underwriter Warrants are exercisable from time to time, in whole or in part, through June 22, 2031, with an exercise price of $4.69 per ADS and remain outstanding as of the balance sheet day.

D.	During the six months ended June 30, 2026, the Company issued 26,731 ADSs under its Any Market Purchase Agreement for proceeds of approximately USD 0.1 million.

The table below summarizes the Company’s underlying equity securities other than those stemming from share-based payment in ADS terms, as of June 30, 2026, and reflecting the ratio change described in Note 3A above:

	Warrants outstanding as of June 30, 2026	Exercise price in USD	Expiration date
Pre-funded warrants	48,452	$ 0.03	Oct. 2035
Shares in abeyance (*)	183,809	-	-
Ordinary warrants	664,354	$4.69 - $1,200	Dec. 2027 – Jun. 2031
Total outstanding	896,615

(*)	See above note 3C

STEAKHOLDER FOODS LTD

NOTE 4 – EVENTS DURING THE PERIOD

A.	In January 2026, following the insolvency of Twine Solutions Ltd. (“Twine”), a former wholly-owned subsidiary of the Company, as of December 2025 Twine filed a request with the Central District Court of the State of Israel to receive an order to commence proceedings pursuant to the Israeli Insolvency and Financial Rehabilitation Law, 2018. The motion was granted, and the Court issued an order commencing insolvency proceedings on February 10, 2026.

B.	In January 2026, the Company entered into an amendment to the royalties and materials supply agreement with Wyler Farm dated May 12, 2024. Under the terms of the amendment, the Company agreed to purchase from Wyler Farm the raw materials previously acquired by Wyler for consideration of USD 34 thousand (NIS 108 thousand). In addition, the parties agreed that the Company will collect the equipment owned by the Company from Wyler Farm. The equipment and materials were received by the Company, but they were found to be unfit for use and, accordingly, were written off, resulting in a loss of approximately USD 77 thousand.

C.	In January 2026, the Company entered into a lease agreement for office premises located in Ness Ziona, Israel. The lease term is approximately eighteen months and commenced during January 2026. The Company assessed the agreement under ASC 842 and determined it to be an operating lease. Accordingly, the Company recognized a right-of-use asset and a corresponding lease liability of approximately USD 119 thousand, based on the present value of the future lease payments as of the commencement date. Lease expense is recognized over the lease term in accordance with the provisions of ASC 842.

NOTE 5 – INVENTORY

	June 30,	December 31,
	2026	2025
Raw materials	59	-
Finished goods	8	-
	67	-

The Company recorded an inventory write-off of $264 thousand during the six months period ended June 30, 2026, which is presented as cost of goods sold in the statement of operations.

NOTE 6 – ACCOUNT PAYABLES AND ACCRUALS

	June 30,	December 31,
	2026	2025
Accrued expenses	396	398
Employee benefits	307	358
Other	34	22
	737	778

STEAKHOLDER FOODS LTD

NOTE 7 – FAIR VALUE MEASUREMENT

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), that defines fair value and establishes a framework for measuring and disclosing fair value. The Company measures certain financial assets and liabilities at fair value based on applicable accounting guidance using a fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values:

Six months ended June 30, 2026
Fair value measurements using input type
	Fair Value		Level 1		Level 2	Level 3
Financial Assets:
Marketable securities	$	*	$	*	$-	$-

*	less than $1 thousand

	Year ended December 31, 2025
	Fair value measurements using input type
	Fair Value	Level 1	Level 2	Level 3
Financial Assets:
Marketable securities	$14	$14	$-	$-

The Company re-measured the asset using a Level 1 fair value measurement, as its prices are quoted in an active market.

ATMOA

The Company’s At-the-Market Offering Agreement (ATMOA), as described in Note 3B, is, in substance, a purchased call option over the Company’s own shares. Accordingly, the ATMOA has no substantial fair value until shares are sold under the agreement. Upon the sale of shares under the ATMOA, the difference between the cash proceeds received (net of transaction costs) and the closing price of the Company’s ordinary shares on the date of issuance is recognized as financing income or expense. As of June 30, 2026, the fair value of the ATMOA is zero.

Fair value gain and losses arising from the ATMOA are measured with reference to the spot price of the Company’s shares sold, less consideration receivable from the ATMOA Investor.

STEAKHOLDER FOODS LTD

NOTE 8 – SEGMENT REPORTING

The Company operates and manages its business as one reportable and operating segment - development and sales of alternative proteins and 3D printing production machines. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief operating decision maker uses consolidated operating loss and net loss to measure segment profit or loss, allocate resources, and assess performance.

To make operating decisions, the CODM examines, within each operational function, the payroll and employee benefits. The accounting policies of the development and sales of 3D printing production machines and plant-based products segment are the same as those described in the summary of significant accounting policies. The CODM does not examine the segment’s assets.

The following table presents the operations for the reportable segment during the six months ended June 30, 2026 and 2025 (in thousands):

	Six months ended June 30,
	2026	2025
Research and development - Payroll and Employee benefits	349	779
Marketing - Payroll and Employee benefits	220	262
General and administrative - Payroll and Employee benefits	334	392
Depreciation and amortization expenses	167	481
Share-based compensation expenses	72	184
Inventory write-down	264	-
Other operating expenses (*)	1,918	1,347
Total operating loss	3,324	3,445

Loss (gain) from marketable securities	(3)	36
Interest income		(13)
Other financial expenses (income), net	(35)	170
Other expenses	7	206
Loss for the year	3,293	3,844

(*)	Other operating expenses include materials, directors and officers insurance, public relations and advertising, consulting and professional services, corporate costs and facility costs.

NOTE 9 – SHARE-BASED COMPENSATION

The Company has adopted a share-based compensation plan, the 2022 Share Incentive Plan (the Plan), from which share-based compensation awards can be granted to employees, directors and consultants. As of June 30, 2026, there were 18,021 ADSs authorized for issuance and not yet issued under the Plan.

The Company has issued stock option, restricted share unit (RSU) and restricted share (RS) awards to management, other employees, consultants, and directors. These awards usually vest ratably over a three-year period and the option awards usually expire after a term of four years from the date of grant. During the first six months of 2026, the Company allocated stock options vesting into 3,333 ADSs to a consultant, and RSs vesting into 45,000 ADSs to an officer and employees.

RSUs represent the right to receive ADSs upon vesting and do not convey shareholder rights until settlement. RS awards represent issued shares that are subject to forfeiture until vested and generally convey shareholder rights, including voting and dividend rights, from the date of grant, subject to the terms of the applicable award agreements.

STEAKHOLDER FOODS LTD

NOTE 9 – SHARE-BASED COMPENSATION (CONT.)

The fair value of the Company’s stock options granted to a consultant for the six months ended June 30, 2026 was estimated using the following assumptions:

2026
Expected volatility	105.25%
Risk free interest rate	3.91%
Expected dividend	-
Expected term (in years)	4

The expected volatility was determined on the basis of a weighted-average share price volatility of the Company, for a period equal to the share options expected terms. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. Share price was determined according to quoted share prices on Nasdaq.

Transactions related to employees, directors, and consultants options granted under the Company’s options plan during the six months ended June 30, 2026 were as follows:

	Number of options	Weighted average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate Intrinsic Value (USD)
Outstanding at January 1, 2026	7,543,770	0.57	5.1	0.023
Granted	40,000,000	0.0000025	3.75	0.0001
Expired	(448,000)	0.48	-	-
Outstanding at June 30, 2026	47,095,770	0.09	3.92	0.004
Vested and expected to vest at end of period	47,095,770	0.09	3.92	-
Exercisable at June 30, 2026	13,792,437	0.3	4.35

Transactions related to restricted share units (RSUs) during the six months ended June 30, 2026, were as follows:

	Number of RSU	Weighted average grant date fair value (USD)
Outstanding at January 1, 2026	124,128,000	0.002
Granted	-	-
Vested	(40,744,000)	0.003
Forfeited	(51,192,000)	0.001
Outstanding at June 30, 2026	32,192,000	0.01

STEAKHOLDER FOODS LTD

NOTE 9 – SHARE-BASED COMPENSATION (CONT.)

Transactions related to restricted stocks (RSs) during the six months ended June 30, 2026, were as follows:

	Number of RS	Weighted average grant date fair value (USD)
Outstanding at January 1, 2026	-	-
Granted	540,000,000	0.0004
Vested	(90,000,000)	0.0004
Forfeited	-	-
Outstanding at June 30, 2026	450,000,000	0.0004

The total equity-based compensation expense related to all of the Company’s equity-based awards recognized for the six months ended June 30, 2026 and 2025 amounted to approximately USD 72 thousand and USD 184 thousand, respectively.

NOTE 10 - BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

A reconciliation of net loss available to ordinary shareholders and the number of shares in the calculation of basic and diluted loss per share is as follows (in thousands, except share and per share amounts):

	Six months ended June 30,
	2026	2025

Net loss attributable to ordinary shareholders	3,293	3,844

Weighted-average shares used in computing net loss per share, basic and diluted	6,780,167,748	544,608,702

Net loss per share, basic and diluted	0.0005	0.0071

In computing diluted loss per share for the six months ended June 30, 2026 and 2025, no account was taken of the potential dilution that could occur upon the exercise of warrants, or securities granted under employee share incentive plans, amounting to 708,192 and 35,448 ADSs outstanding, respectively, since they have an anti-dilutive effect on net loss per share.

STEAKHOLDER FOODS LTD

NOTE 11 – RELATED PARTY BALANCES AND TRANSACTIONS

The directors of the Company are entitled to a service fee and share-based compensation (and in the case of the Chairman of the Board, domestic travel expenses and an annual performance-based bonus). In the six months ended June 30, 2026 and 2025, the Company incurred net expenses of USD 261 thousand and USD 358 thousand, respectively, for directors fees and share-based compensation in the condensed consolidated interim financial statement of comprehensive loss.

In March 2026, the Company entered into an agreement to sublet of office and meeting room space from Kaiser Kaufman law firm in Ramat Gan, Israel at an annual rate of approximately USD 33 thousand. The Company requires this space in order to meet its expanding office space needs, and due to the property’s central location.

NOTE 12 – SUBSEQUENT EVENTS

A.	On July 27, 2026, the Company effected an adjustment to the ratio of ordinary shares to ADSs. For more details regarding the adjustment to the ratio of ordinary shares to ADSs and the related retrospective adjustment of share and per share amounts, see Note 3A.

B.	In July 2026, the Company issued 132,072 ADSs under its Any Market Purchase Agreement for proceeds of approximately USD 0.4 million.

C.	Subsequent to the balance sheet date, warrant holders exercised investor warrants in an aggregate amount of approximately $0.8 million, before deduction of placement agent fees.

D.	On July 31, 2026, the Company entered into a securities purchase agreement with an accredited investor in a private placement financing. Under the agreement, the Company agreed to issue pre-funded warrants to purchase up to 1,750,000 ADSs, Series E warrants to purchase up to 1,750,000 ADSs and Series F warrants to purchase up to 1,750,000 ADSs, at a combined purchase price of $1.99 per pre-funded warrant and accompanying warrants.

The offering closed on August 3, 2026. Gross proceeds were approximately $3.5 million, before deduction of placement agent fees and other offering expenses in the amount of approximately $0.4 million, for net proceeds of approximately $3.1 million. The Company intends to use the net proceeds for research and development, business growth, working capital and general corporate purposes.

The pre-funded warrants are immediately exercisable at an exercise price of $0.01 per ADS. The Series E and Series F warrants have an exercise price of $2.00 per ADS and become exercisable upon approval by a general meeting of shareholders of an increase in the Company’s authorized share capital.